Exhibit 2.1
EXECUTION VERSION
DATED 13 July, 2010
BGP (UK) LIMITED
and
BORDERS SUPERSTORES (UK) LIMITED
and
BORDERS GROUP, INC.
and
NEWINCCO 1015 LIMITED

AGREEMENT
for the sale and purchase of the entire
issued share capital of
Paperchase Products Limited

Baker & McKenzie LLP
London
Ref: HB/SRC

CONTENTS

		Page
Clause

1.	Interpretation	2
2.	Sale and Purchase of Shares	7
3.	Consideration	8
4.	Completion	8
5.	Pre-completion obligations	9
6.	Warranties and indemnity	10
7.	Announcements, Confidentiality and Return of Information	11
8.	Protection of the interests of the purchaser	12
9.	Guarantee	14
10.	Guarantees and indebtedness	16
11.	Tax	16
12.	Gross Up	17
13.	Counterparts	17
14.	Further Assurance	18
15.	Variation, Waiver and Consent	18
16.	Entire Agreement	18
17.	Default Interest	18
18.	Notices	19
19.	Costs	20
20.	Third Party Rights	20
21.	Time of the Essence	20
22.	Continuing Effect	20
23.	Severability	20
24.	Liability and Release	21
25.	Assignment	21
26.	Governing Law and Submission to Jurisdiction	21

Schedule

SCHEDULE 1
	Part 1: Details of the Company	22
	Part 2: Details of the Sellers	24
SCHEDULE 2
Completion		25
Part 1: Sellers’ Delivery Obligations at Completion		25
	Part 2: Sellers’ and/or Guarantor’s Other Obligations at Completion	26
	Part 3: Purchaser’s Obligations at Completion	27
SCHEDULE 3
Warranties		28
Warranties		2
SCHEDULE 4
Limitations on Liability		34
SCHEDULE 5
Change of Control Provisions		40
ANNEXURE 1
Data Room Index		41
ANNEXURE 2
Services Agreement		42

DATE: 13 July, 2010
PARTIES:
(1)	BGP (UK) LIMITED a company incorporated under the laws of England and Wales with registered number 3434045 and having its registered office at 100 New Bridge Street, London EC4V 6JA,

(2)	BORDERS SUPERSTORES (UK) LIMITED a company incorporated under the laws of England and Wales with registered number 389892 and having its registered office at 100 New Bridge Street, London EC4V 6JA;

(together, the “Sellers”);

(3)	BORDERS GROUP INC. a corporation incorporated in Michigan, USA whose principal place of business is at 100 Phoenix Drive, Ann Arbor, MI 48108 USA (the “Guarantor”); and

(4)	NEWINCCO 1015 LIMITED a company incorporated under the laws of England and Wales with registered number 7289222 and having its registered office at 90 High Holborn, London WC1V 6XX (the “Purchaser”).
RECITALS:
(A)	The Sellers have agreed to sell and the Purchaser has agreed to purchase the Shares on the terms set out in this Agreement.
IT IS AGREED as follows:
1.	INTERPRETATION

1.1	Defined terms

In this Agreement, the following words and expressions shall have the following meanings:

“Accounting Date” means 31 January 2010;

“Accounts” means the unaudited:
(a)	balance sheet of the Company as at the Accounting Date; and

(b)	profit and loss accounts and cash flow statements of the Company in respect of the Financial Year ending on the Accounting Date, together in each case with all notes, reports and statements required by CA06 or applicable law to be included in or annexed to them;

“Agreed Form Announcements” means the announcements in the agreed form that will be published by each of (i) the Sellers and/or the Guarantor at the date of this Agreement and/or at Completion and (ii) the Purchaser following Completion;

“Associate” means in relation to any person, a person who is connected with that person within the meaning of section 839 Income and Corporation Taxes Act 1988;

“Business” means the business of selling blank books, day book diaries, calendars, stationery, pens, stationers sundries, greeting cards, posters, picture frames, artists’ materials, leather goods, luggage, home storage products, furniture, toys, games, paper products, Christmas decorations, party ware, general giftware and any items ancillary thereto, carried on by the Group as at Completion;

“Business Day” means a day (excluding Saturday) on which banks generally are open in the City of London for the transaction of normal banking business;

“CA06” means the Companies Act 2006;

“CHAPS” means the clearing houses automated payment system or any other method of electronic transfer for same-day value;

“Charge” means the charges detailed in part 1 of schedule 1;

“Claim” means any claim under clauses 2, 11 and/or the Warranties;

“Company” means Paperchase Products Limited, a private company limited by shares and incorporated in England and Wales, short particulars of which are set out in part 1 of schedule 1;

“Completion” means completion of the sale and purchase of the Shares in accordance with clause 4;

“Completion Date” means the date upon which Completion is required to take place in accordance with clause 4.1;

“Confidential Information” means know-how, trade secrets and other information of a confidential nature;

“Confidentiality Letter” means the confidentiality letter from the Guarantor to the Purchaser dated 16 April 2010;

“Consideration” means the amount set out in clause 3.1;

“CTA 2010” means the Corporation Tax Act 2010;

“Data Room” means the collection of documents, materials and information hosted by Browne Jacobson of Victoria Square House, Victoria Square, Birmingham B2 4BU and made available for review by the Purchaser and its advisers as contained on a CD-Rom initialled at Completion for identification purposes by or on behalf of the Sellers and the Purchaser, an index of which is at Annexure 1;

“Debt” means all Indebtedness of the Group;

“Directors” means the persons listed as directors of the Company in part 1 of schedule 1;

“Disclosed” means disclosed by the Disclosure Letter fairly and accurately and “Disclosure” shall be construed accordingly.

“Disclosure Letter” means the letter of the same date as this Agreement (including the contents of any schedule or appendix thereto or attachment thereto) from the Sellers to the Purchaser;

“Encumbrance” means any mortgage, charge, pledge, lien, option or other security interest, right of pre-emption, restriction or third party right of any kind and agreement to create any of the foregoing or any other type of preferential arrangement having a similar effect;

“Financial Year” shall be construed in accordance with s390 CA06;

“GA Capital Security” means a debenture dated 31 March 2010 entered into by, among other, BGP (UK) Limited in favour of GA Capital, LLC;

“Group” means the Company, Paperchase Limited, Paperchase Designs Limited and Paperchase Designs (Ireland) Limited;

“Indebtedness” means, in respect of any company, any borrowing or indebtedness in the nature of borrowing or any actual or contingent liabilities under a guarantee given by a member of the Group in respect of a liability of a person not a member of the Group;

“Intellectual Property” means Confidential Information, patents, registered designs, copyrights (including rights in computer software), rights in databases, design rights, rights in know how, utility models, topography rights, trade marks, domain names, business names, registrations of and applications to register any of the aforesaid items and rights in the nature of any of the aforesaid items in any country;

“John Moore Phthalates Dispute” means the dispute between John Moore (as claimant) and the Guarantor and Borders, Inc. (as defendants) relating to allegations that certain of the Company’s products contained phthalates;

“Losses” includes, in respect of any matter, event or circumstance, all demands, claims, actions, proceedings, damages, payments, fines, penalties, losses, costs (including legal costs), expenses (including taxation), disbursements or other liabilities in any case of any nature whatsoever;

“Management Accounts” means the unaudited management accounts of the Company for each of the months ending February, March, April, May and June to the Management Accounts Date;

“Management Accounts Date” means 30 June 2010;

“Monstarz Dispute” means the dispute between Pretty Ugly, LLC (as claimant) and the Guarantor (as defendant) relating to Guarantor’s Monstarz products allegedly infringing intellectual property rights of the claimant;

“Owls Logo Dispute” means the dispute between Susan Ghahremani (as claimant) and the Guarantor and the Company (as defendants) relating to the alleged passing off of owl logos designed by the claimant in Paperchase products;

“Properties” means all of the leasehold properties, details of which are contained in the Data Room;

“Purchaser’s Group” means the group of companies comprising the Purchaser, Newincco 1016 Limited and any subsidiary of the Purchaser (including, following Completion, any member of the Group) or Newincco 1016 Limited and “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser’s Solicitors” means Olswang LLP, 90 High Holborn, London WC1V 6XX;

“Purchaser’s Tax Group” means the Purchaser and any other company or companies with which from time to time the Purchaser forms a group or is otherwise connected or associated for any Tax purpose;

“Scheme” means the defined contribution group personal pension scheme with Legal and General for the benefit of the employees of the Company, details of which are included in the Data Room;

“Security Agreements” means each of a debenture dated 31 March 2010 entered into by, among others, BGP (UK) Limited in favour of Banc of America and the GA Capital Security;

“Sellers’ Group” means the group of companies comprising the Sellers, any holding company from time to time of the Sellers and any subsidiary of either of the Sellers or any such holding company but excluding the Company and “member of the Sellers’ Group” shall be construed accordingly;

“Sellers’ Solicitors” means Baker & McKenzie LLP of 100 New Bridge Street, London EC4V 6JA;

“Sellers’ VAT Group” means the group of companies registered as a group pursuant to sections 43 to 43C VATA with VAT registration number 726 8678 84;

“Senior Executive” means each of David Bateman, Timothy Melgund, Robert Warden, George Mrkonic, Matthew Peck and Kevin Heath;

“Services Agreement” means the services agreement to be entered into between Borders Inc. and the Company in the agreed form as shown in Annexure 2;

“Shares” means 100,000 BB ordinary shares in the share capital of the Company as shown in part 1 of schedule 1;

“Supplier” means any supplier of goods or services to the Group in the United Kingdom during the period of 12 months ending on the Completion Date;

“Tax” means all forms of taxation and all withholdings, duties, imposts, levies, social security contributions and rates imposed, assessed or enforced by any local, municipal, governmental, state, federal or other body or authority in the United Kingdom or elsewhere, in all cases being in the nature of taxation and any interest, penalty, surcharge or fine in connection therewith;

“Taxation Authority” means any person, body, authority or institution which seeks to impose, assess, enforce, administer or collect any Tax whether in the United Kingdom or elsewhere;

“Taxes Act” means the Income and Corporation Taxes Act 1988;

“Transaction Documents” means this Agreement and the Supply Agreement;

“VAT” means value added tax as provided for in VATA, and any tax imposed in substitution for it;

“VATA” means the Value Added Tax Act 1994;

“Warranties” means the warranties given in clause 7.1 and schedule 4; and

“Working Capital Facility” means the Company’s working capital facility with Lloyds Banking Group.

1.2	Statutory provisions

All references to statutes, statutory provisions, enactments, EU Directives or EU Regulations shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision, enactment, EU Directive or EU Regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of either party to the other under this Agreement.

1.3	Holding company and subsidiary

A company or other entity shall be a “holding company” for the purposes of this Agreement if it falls within either the meaning attributed to that term in s1159 CA06 or the meaning attributed to the term “parent undertaking” in s1162 CA06, and a company or other entity shall be a “subsidiary” for the purposes of this Agreement if it falls within either the meaning attributed to that term in s1159 CA06 or the meaning attributed to the term “subsidiary undertaking” in s1162 CA06, and the terms “subsidiaries” and “holding companies” are to be construed accordingly.

1.4	Agreed form

Any reference to a document in the “agreed form” is to the form of the relevant document in the terms agreed between the Sellers and the Purchaser prior to the execution of this Agreement and signed or initialled by or on behalf of the Sellers and the Purchaser (in each case with such amendments as may be agreed by or on behalf of the Sellers and the Purchaser).

1.5	Recitals, schedules, etc.

References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the parties, the recitals, schedules and clauses are references respectively to the parties and their legal personal representatives, successors and permitted assigns, the recitals and schedules to and clauses of this Agreement.

1.6	Annexure

A document expressed to be an “Annexure” means a document a copy of which has been identified as such and initialled by or on behalf of the Sellers and the Purchaser.

1.7	Meaning of references

Save where specifically required or indicated otherwise:
(a)	words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)	references to a person shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a company shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)	references to any English statutory provision or legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept, state of affairs or thing shall in respect of any jurisdiction other than England be deemed to include that which most nearly approximates in that jurisdiction to the English statutory provision or legal term or other legal concept, state of affairs or thing;

(e)	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form but, for the avoidance of doubt, shall not include e-mail;

(f)	references to “sterling” or “£” or “pounds” are to the lawful currency of the United Kingdom as at the date of this Agreement. References to “Euro” or “€” are to the single currency of the European Union constituted by the Treaty on European Union; and

(g)	references to times of the day are to that time in London and references to a day are to a period of 24 hours running from midnight to midnight.
1.8	Headings

Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

1.9	Connected persons

Section 1122 CTA 2010 is to apply to determine whether one person is connected with another for the purposes of this Agreement.

2.	SALE AND PURCHASE OF SHARES

2.1	Sale and purchase of Shares

The Sellers confirm that they are the sole legal and beneficial owners of the Shares as set out against their names in Part 2 of Schedule 1 and the Sellers agree to sell and transfer and the Purchaser agrees to purchase the Shares with full title guarantee and free from all Encumbrances as at and with effect from the Completion Date.

2.2	Rights attaching to the Shares

The Shares shall be sold together with all rights now or hereafter attaching to them, including all rights to any dividend or other distribution declared, made or paid after the date of Completion.

2.3	Waiver of restrictions on transfer

The Sellers hereby irrevocably waive and agree to procure the waiver of any restrictions on transfer (including rights of pre-emption) which may exist in relation to the Shares whether under the articles of association of the Company or otherwise.

2.4	Sale of all the Shares

Neither party shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously in accordance with this Agreement.

3.	CONSIDERATION

3.1	Total price

The total price for the Shares to be paid by the Purchaser to the Sellers is £20,500,000.

3.2	Sellers’ proportional entitlement

The Sellers shall be entitled to the Consideration in the proportions shown in column 3 of part 2 of schedule 1.

4.	COMPLETION

4.1	Timing

Completion shall take place 5 Business Days after the signing of this Agreement or on such date as may be agreed in writing between the Purchaser and the Sellers.

4.2	Location

Completion shall take place at the offices of the Sellers’ Solicitors when all (but not some only) of the events detailed in this clause 4 shall occur.

4.3	Sellers’ obligations at Completion

At Completion, the Sellers shall:
(a)	deliver (or cause to be delivered) to the Purchaser the items listed in part 1 of schedule 2; and

(b)	procure that all necessary steps are taken properly to effect the matters listed in part 2 of schedule 2 at a board meeting of the Company and deliver to the Purchaser duly signed minutes of such board meetings.
4.4	Purchaser’s obligations at Completion

At Completion, the Purchaser shall do or deliver (or cause to be delivered) to the Sellers the matters or items listed in part 3 of schedule 2.

4.5	No termination

No party shall be entitled in any circumstances to rescind this Agreement or treat this Agreement as terminated at any time but shall only be entitled to claim damages in respect of such matter and accordingly, each party waives all and any rights of rescission it may have in respect of any such matter (howsoever arising or deemed to arise), other than any such rights arising in respect of fraud of the other party.

5.	PRE-COMPLETION OBLIGATIONS

5.1	Change of control consents

Schedule 5 is a list of concession agreements and leases which have change of control provisions. Upon the request of the Purchaser, the Sellers shall, prior to Completion, use reasonable endeavours (without being required to pay any fees or other costs) to assist the Purchaser in obtaining the change of control consents in respect of the contracts marked with an asterisk in Schedule 5. The Purchaser agrees that it shall bear the risk of any such consents to the change of control not being given by the relevant third party and such contracts being terminated as a consequence by the relevant third party prior to Completion or at all and shall have no redress against the Sellers in respect of the same.

5.2	Working Capital Facility

The Purchaser acknowledges that it will purchase the Shares subject to the security in place pursuant to the Working Capital Facility. The Purchaser further acknowledges that the Working Capital Facility contains a change of control provision and therefore consent of Lloyds Banking Group to the acquisition by the Purchaser of the Shares is needed. The Purchaser agrees to bear the risk of, and all costs associated therewith, such consent to change of control not being given by Lloyds Banking Group and the Working Capital Facility being terminated prior to Completion or at all and shall have no redress against the Sellers in respect of the same.

5.3	Non cash dividend

The Sellers shall procure that the Company pays a non cash dividend in the amount of approximately US$1,417,730.32 (with the final amount to be notified in writing to the Purchaser at Completion) to the Sellers prior to Completion which shall be satisfied by the assignment by the Company to the Sellers of such amount owing by the Guarantor to the Company. The Sellers agree to procure any necessary consents from Lloyds Banking Group to the payment of such dividend that may be required under the terms of the Working Capital Facility.

5.4	Insurance

The Purchaser shall procure that with effect from Completion it has put in place such insurance arrangements that it deems necessary to operate the Business and/or own the Shares.

5.5	The Sellers jointly and severally warrant and covenant to the Purchaser that in the period commencing on the Accounting Date up to and including the Completion Date (inclusive):
(a)	no management charge, royalty fee or similar charge will be levied by any member of the Sellers’ Group against the Group and there has not been nor will there be a payment of any management, service or other fees or compensation from the Group to any Seller;

(b)	no costs or expenses of any Seller relating to the sale of the Shares have been or will be paid or incurred or have been agreed to be paid or incurred by the Group to or on behalf of any Seller;

(c)	save as set out in clause 5.3 no dividend or distribution of profits or assets or any bonus or other payment of any nature (other than pursuant to commercial agreements entered into in the ordinary course of business and included in the Data Room) has been or will be paid by the Group to any Seller; and

(d)	no bonuses have been or will be paid to any Senior Executive, directly or indirectly, in connection with the sale of Shares.
5.6	The Sellers jointly and severally undertake to pay to the Purchaser promptly on demand an amount equal to the aggregate amount of any payment that has occurred in breach of clause 5.5, provided that the Sellers shall have no liability under clause 5.5 on or after the date which is 12 months following the Completion Date.
6.	WARRANTIES AND INDEMNITY
6.1	Warranties of the Sellers

As at the date of this Agreement the Sellers warrant to the Purchaser in the terms set out in schedule 3 subject to:
(a)	any matter Disclosed in the Disclosure Letter (or treated by the Disclosure Letter as being disclosed);

(b)	the limitations and qualifications set out in schedule 4.
6.2	Accuracy of Disclosure Letter

The Sellers make no representation or warranty to the Purchaser as to the completeness, truth or accuracy of the matters disclosed in the Disclosure Letter.
6.3	Warranties of the Purchaser

The Purchaser warrants to the Sellers that:
(a)	the Purchaser has obtained all corporate authorisations required to empower it to enter into this Agreement and the Supply Agreement and to perform its obligations thereunder;

(b)	neither the entry into this Agreement and the Supply Agreement nor the implementation of the transactions contemplated by this Agreement and the Supply Agreement will:
(i)	violate or conflict with the provisions of the Purchaser’s constitutional documents; or

(ii)	result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound;
(c)	the obligations expressed to be assumed by the Purchaser pursuant to this Agreement and the Supply Agreement are legal, valid and binding and enforceable against it in accordance with the terms of this Agreement and the Supply Agreement; and

(d)	the Purchaser is not engaged in any material litigation or arbitration or similar proceedings related to the transactions contemplated by this Agreement and to the knowledge of the Purchaser, no such litigation, arbitration or proceeding is threatened against the Purchaser or any member of the Purchaser’s Group.
6.4	Indemnities for certain Disputes

The Sellers will indemnify and hold harmless the Company against the amount of all Losses incurred and/or suffered by the Company, in connection with the Owls Logo Dispute, the

John Moore Phthalates Dispute and the Monstarz Dispute (together the “Disputes”), provided that:
(a)	the Guarantor shall have full conduct of all and any litigation in relation to the Disputes (and shall indemnify the Company for all Losses incurred in connection therewith), provided that, where the Company, acting reasonably, considers that the conduct of the litigation is having a materially prejudicial effect on the goodwill of its business and notifies the Guarantor accordingly, the Guarantor shall use all reasonable endeavours to consult with the Company in relation to such conduct but, for the avoidance of doubt, the Guarantor shall not be obliged to take into account any of the Company’s comments in determining the conduct of any litigation; and

(b)	in the case of the Owls Logo Dispute, the Company, upon the request of the Guarantor, ceases as soon as is reasonably practicable to do so to stock the offending product (at the Company’s cost).
7.	ANNOUNCEMENTS, CONFIDENTIALITY AND RETURN OF INFORMATION
7.1	Prior approval of announcements
Save for the Agreed Form Announcements and subject to the provisions of clause 7.2 below, no disclosure or announcement relating to the existence or subject matter of this Agreement shall be made or issued by or on behalf of the Sellers, the Guarantor or the Purchaser or any member of the Purchaser’s Group or any member of the Sellers’ Group without the prior written approval of the other parties (which approval may be subject to reasonable conditions but shall otherwise not be unreasonably withheld or delayed) provided that these restrictions shall not apply to any disclosure or announcement if required by any law, applicable securities exchange, supervisory, regulatory or governmental body.
7.2	Notices to customers etc.
Nothing in this Agreement will prohibit the Purchaser from making or sending after Completion any announcement to a customer, client or supplier of the Company informing it that the Purchaser has purchased the Shares,
7.3	Consultation
The party making the communication shall use its reasonable endeavours to consult with the other party in advance as to the form, content and timing of the communication.
7.4	Confidentiality
Each party shall treat as strictly confidential and will not disclose any information received or obtained by it or its officers, employees, agents or advisers as a result of entering into or performing this Agreement which relates to:
(a)	the provisions of this Agreement, or any document or Agreement entered into pursuant to this Agreement;

(b)	the negotiations leading up to or relating to this Agreement; or

(c)	the other party,
and the Sellers acknowledge that they shall and shall procure that the Sellers’ Group shall treat as strictly confidential all information arising from their ownership of the Company provided that these restrictions shall not apply to any disclosure of information if and to the extent the disclosure is:

(i)	required by the law of any jurisdiction;

(ii)	required by any applicable securities exchange, supervisory or regulatory or governmental body to which the relevant party is subject or submits, wherever situated, whether or not the requirement for disclosure has the force of law;

(iii)	made to the relevant party’s professional advisers, auditors or bankers or the professional advisers, auditors or bankers of any other member of the relevant party’s group of companies; or

(iv)	of information that has already come into the public domain through no fault of the relevant party or any other member of that party’s group of companies.
7.5	Return of Information
If for any reason whatsoever the transactions contemplated by this Agreement are not consummated,
(a)	the Purchaser shall return to the Sellers (i) all books and records relating or belonging to any member of the Company; and (ii) the Disclosure Letter, and the Purchaser undertakes to comply in all respects with the terms of the Confidentiality Letter; and

(b)	the Guarantor shall have no obligation to pay any break fee to Primary Capital Limited under the terms of the break fee letter entered into between the Guarantor and Primary Capital Limited dated 21 June 2010.
8.	PROTECTION OF THE INTERESTS OF THE PURCHASER
8.1	The Sellers and the Guarantor acknowledge that the Purchaser is buying the Shares in accordance with the terms of this Agreement and that the Purchaser is therefore entitled to protect the goodwill of the Group. Accordingly, the Sellers and the Guarantor agree that they shall not, directly or indirectly, alone or jointly with any other person, and whether as shareholder, partner, director, principal, consultant or agent or in any other capacity:
(i)	for a period of two years starting on the Completion Date, carry on or be engaged, interested or concerned in, or assist any business which competes with the Business in the United Kingdom;

(ii)	for a period of two years starting on the Completion Date, and to the detriment of the Business, knowingly (i) induce or endeavour to induce any Supplier to cease to supply, or (ii) restrict or vary adversely the terms of supply to, the Business;

(iii)	for a period of two years starting on the Completion Date, and to the detriment of the Business, employ or engage the services of any Senior Executive;

(iv)	for a period of two years starting on the Completion Date, and to the detriment of the Business, induce, or endeavour to induce, any Senior Executive to leave his position, whether or not that person would commit a breach of his contract by so leaving.
8.2	The Sellers and the Guarantor shall not disclose or use any confidential information or trade secrets relating to the Group or any of their suppliers, and the Sellers and the Guarantor shall use all reasonable endeavours to prevent the publication or disclosure of any such confidential information or trade secrets, as the case may be. This clause shall not prohibit disclosure of:

(a)	confidential information or trade secrets under a legal obligation involuntarily incurred or if required by the law of any relevant jurisdiction or by any competent regulatory or governmental body or securities exchange in any relevant jurisdiction, provided that in any such case, the Sellers and the Guarantor shall take all such steps as may be reasonable and practicable in the circumstances to consult with the Purchaser before the relevant disclosure is made and shall take into account the Purchaser’s reasonable comments;

(b)	any confidential information or trade secret which is or becomes part of the public domain without breach of this clause or clause 8.4; or

(c)	confidential information or trade secrets disclosed to any Associate of the Seller or to any professional advisers of the Seller or any other Associate of the Seller.
8.3	Except pursuant to the Services Agreement, the Sellers and the Guarantor shall not at any time after the Completion Date use in any manner in the course of any business, or (so far as within their power) permit or encourage to be so used, other than by the Group, the name “Paperchase” or any other trade or business name or any mark, sign or logo used by the Group or any confusingly similar name, mark, sign or logo, or present itself or permit itself to be presented as in any way connected with any of the Group or interested in the Shares.

8.4	The Sellers and the Guarantor shall use all reasonable endeavours to ensure that none of their Associates from time to time takes or omits to take any action which, if taken or omitted by the Seller, would constitute a breach of clause 8.1, 8.2 or 8.3.

8.5	Since the Sellers and the Guarantor have confidential information relating to the Group and a detailed awareness of the Group’s connections, and since the purchase price payable for the Shares has been calculated on the basis that the Seller would assume the obligations set out in this clause 8, the parties acknowledge that each of those obligations is reasonable as to subject matter, area and duration and is necessary to protect the Purchaser’s legitimate interest in the goodwill of the Group.

8.6	Without prejudice to any other remedy which may be available to the Purchaser, the parties agree that the Purchaser shall be entitled to seek injunctive or other equitable relief in relation to any breach of clauses 8.1, 8.2, 8.3 and 8.4, it being acknowledged that an award of damages might not be an adequate remedy in the event of such a breach.

8.7	While the restrictions in this clause 8 are considered by the parties to be reasonable in all the circumstances it is agreed that if any provision of this clause 8 is found by any court of competent jurisdiction to go beyond what is reasonable in all the circumstances for the protection of the goodwill of the Group but would be adjudged reasonable if any part of the wording of the provision were deleted, restricted or limited in a particular manner, the provision in question shall apply with such deletions, restrictions or limitations as may be necessary to make it valid.

8.8	Each of the Sellers, the Guarantor and the Purchaser acknowledges that it has entered into this Agreement on an arm’s length basis and that it has taken independent legal advice in so doing.

8.9	Each of the obligations assumed by the Sellers and the Guarantor in this clause 8 is separate and severable and shall be construed and be enforceable independently of the others, and is assumed without prejudice to any other obligation of the Sellers and the Guarantor implied at law or in equity.

8.10	Nothing in this clause 8 shall prevent or restrict any of the Sellers or any member of the Sellers’ Group from:
(a)	carrying on or being engaged concerned or interested in, anywhere in the world other than in the United Kingdom, any business (even if in competition with the Business);

(b)	carrying on or being engaged concerned or interested in, anywhere in the world, any business (other than a business which is in competition with the Business in the United Kingdom) which it carries on at Completion or in which it is at Completion engaged, concerned or interested (or any reasonable extension or development of any such business);

(c)	carrying on or being engaged concerned or interested in any business which is in competition with the Business after such time as the Purchaser’s Group ceases to carry on or be engaged, concerned or interested in such business to any material extent;

(d)	dealing with, fulfilling or otherwise responding to any on-line product order or enquiry from any customer or potential customer located in the United Kingdom in connection with products offered or otherwise made available on a website with a non-UK domain name and which does not actively market in the United Kingdom;

(e)	general solicitation to the public of employment with the Sellers or any member of the Sellers’ Group and to which any Employee responds without any other solicitation or prompting;

(f)	entering into or continuing any agreement or arrangement with any third party franchisee who carries on or is engaged, concerned or interested in, anywhere in the world, any business (including a business which is in competition with the Business).
9.	GUARANTEE
9.1	The Guarantor as primary obligor irrevocably and unconditionally:
(a)	undertakes to ensure the Sellers’ full and prompt performance of all its obligations under this Agreement and the punctual payment of all sums payable under or in consequence of a breach of this Agreement;

(b)	guarantees as a continuing guarantee to the Purchaser the due and punctual performance and observance by the Sellers of each of the Sellers’ obligations under this Agreement or arising in consequence of any breach of this Agreement;

(c)	agrees to indemnify the Purchaser on demand against all Losses which the Purchaser may incur arising from or in connection with any breach by the Sellers of any of its obligations under this Agreement or in enforcing any rights under this Agreement against the Sellers or the Guarantor; and

(d)	agrees that if and each time that the Sellers fail to make any payment to the Purchaser when it is due under this Agreement, the Guarantor shall on demand (without requiring the Purchaser first to take steps against the Sellers or any other person) pay that amount to the Purchaser.
9.2	The liability of the Guarantor under this clause shall not be released or diminished in whole or in part by anything which, but for this provision, might operate to affect its liability, including without limitation:

(a)	any variation of the terms of this Agreement;

(b)	any forbearance or neglect or delay in seeking the performance of any obligations under this Agreement or any granting of time for the performance of those obligations or any other arrangement between the Purchaser and the Sellers or any other person; or

(c)	any unenforceability or invalidity of any obligation of the Sellers, so that this clause shall be construed as if there were no such unenforceability or invalidity.
9.3	The guarantee in clause 9.1 is a continuing guarantee and accordingly shall remain in force until all of the obligations of the Sellers under this Agreement have been fully performed or fully satisfied.

9.4	The guarantee in clause 9.1 shall be in addition to and without prejudice to and not in substitution for, the performance and observance of the Sellers’ obligations under this Agreement.

9.5	So long as the Sellers remain under any actual or contingent obligation under this Agreement, the Guarantor shall not exercise any rights which it may at any time have by reason of the performance of its obligations under this clause to be indemnified by the Sellers to claim a contribution from another surety of the Sellers’ obligations or to take the benefit (by way of subrogation or otherwise) of any of the Purchaser’s rights under this Agreement.

9.6	The Guarantor will not hold any security from the Sellers in respect of the guarantee in clause 9.1, and any such security which is held in breach of this clause shall be held by the Guarantor in trust for the Purchaser.

9.7	The Guarantor warrants and represents to the Purchaser that:
(a)	the Guarantor is a company duly incorporated and validly existing under the laws of Michigan, USA;

(b)	the Guarantor has all necessary power and authority to enter into and perform its obligations under this Agreement;

(c)	this Agreement constitutes (or will when executed constitute) binding and enforceable obligations on the Guarantor in accordance with its terms;

(d)	the Guarantor is not engaged in any litigation, arbitration, mediation, conciliation, expert determination, adjudication or other dispute resolution process as claimant or defendant, which might have an effect upon its capacity to perform its obligations under this Agreement (or any other agreement entered into under its terms) and no such dispute resolution process has been threatened against it;

(e)	the entering into and performance by the Guarantor of its obligations under this Agreement:
(i)	will not result in a breach of any provision of the memorandum or articles of association or analogous constitutional documentation of the Guarantor;

(ii)	will not result in a breach of, or constitute a default under, any agreement under which the Guarantor enjoys rights or by which it is bound;

(iii)	will not result in a breach of any order, judgment or decree of any court or governmental, administrative or regulatory body or agency to which the Guarantor is party or by which it is bound; and

(iv)	does not require the consent of any third party.
9.8	If any monies paid to the Purchaser under this Agreement have to be repaid by the Purchaser by virtue of any provision or enactment relating to bankruptcy, insolvency or liquidation for the time being in force or on any other ground, the liability of the Guarantor shall be computed as if those monies had never been paid to the Purchaser at all.

9.9	Each payment to be made by the Guarantor under this clause shall be made in the currency in which the relevant amount is payable by the Sellers.
10.	GUARANTEES AND INDEBTEDNESS

Other than as disclosed in the Disclosure Letter or as contemplated by clause 5.3 of this Agreement:
10.1	the Sellers and the Guarantor shall ensure that at or before Completion each of the companies in the Group is released from any guarantees, security interests and indemnities given by them in favour of the Sellers or the Guarantor or any Associate of the Sellers or the Guarantor, and pending that release, the Sellers and the Guarantor shall indemnify the Purchaser and the companies in the Group on demand against all Losses arising from or in connection with those guarantees, security interests and indemnities.

10.2	the Sellers and the Guarantor shall ensure that at or before Completion all monies owing by the Sellers or the Guarantor or any Associate of the Sellers or the Guarantor to any of the companies in the Group are paid in full, whether or not then due for payment.

10.3	at Completion, the Sellers and the Guarantor waive or will procure the waiver of any amounts owing by any of the companies in the Group to the Sellers or the Guarantor or any Associate of the Sellers or the Guarantor.
11.	TAX
11.1	The Sellers covenant jointly and severally with the Purchaser to pay to the Purchaser on demand an amount equal to any liability of a company in the Group to make an actual payment or increased payment of or in respect of Tax (whether or not such liability is a primary liability) which arises:
(a)	as a result of the Company being the representative member of the Sellers’ VAT Group for the purposes of sections 43 to 43C of the VATA 1994, such liability being limited to that arising due to the activities of the members of the Sellers’ VAT group but not including any liability due to the activities of any member of the Group; or

(b)	in respect of any securities option, securities or interest in securities in relation to the Guarantor (each as defined in Part 7 of the Income Tax (Earnings and Pensions) Act 2003) granted or acquired before Completion; or

(c)	as a result of any bonus, severance or any other payment which is employment income made after the date of this Agreement at the Guarantor’s discretion to any current or former employee or officer of the Company by a member of the Sellers’ Group; or

(d)	in consequence of any company in the Group ceasing to be a member of a group for the purposes of any Tax of which it has at any time prior to Completion been a member.

11.2	The Sellers and the Guarantor (where relevant) shall provide the Purchaser with such assistance and information as is reasonably required by the Purchaser (promptly following any such request) in relation to the Group for the preparation of any return relating to Tax (including for the avoidance of doubt corporation tax, VAT, PAYE and National Insurance Contributions and any annual returns which a company in the Group is required to complete) for any period ending prior to or current at Completion and also in the case of PAYE and National Insurance Contributions only any relevant period after Completion and for dealing with all matters and correspondence related thereto including affording the Purchaser (or the Purchaser’s duly authorised agents) on reasonable prior notice and within normal business hours such access to the Sellers’ and Guarantor’s (where relevant) books, accounts and records which are in their or their advisors or agents possession as the Purchaser may reasonably request and the Sellers and the Guarantor (where relevant) shall promptly provide to the Purchaser any enquiry and correspondence related thereto received from HMRC.

11.3	Without prejudice to 11.2, the Sellers shall on request, as soon as reasonably practicable, procure that any relevant company in the Sellers’ VAT Group (other than a company in the Group) provides information and assistance in relation to that company to the Purchaser or the Company reasonably necessary to enable the Company to make VAT returns and provide the information reasonably required for VAT purposes in respect of the period for which the Company was in the Sellers’ VAT Group.

11.4	The Sellers confirm that they will apply to the relevant Tax Authority requesting a change of representative member of the Sellers’ VAT Group with effect from Completion and the Sellers confirm that they shall co-operate with the Purchaser to procure that any company in the Group, which is a member of the Sellers’ VAT Group at Completion shall be excluded from the Sellers’ VAT Group with effect from Completion or such later date as the relevant Tax Authority may allow.

12.	GROSS UP

12.1	Each payment to be made by the Sellers or the Guarantor under this Agreement shall be made free and clear of all deductions, withholdings, counterclaims or set-off of any kind except for those required by law.

12.2	In the event that:
(a)	any deduction or withholding is required by law to be made from any sum payable by the Sellers or the Guarantor, as the case may be to the Purchaser (or at the direction of the Purchaser) under this Agreement, the Sellers or the Guarantor, as the case may be, shall be obliged to pay such increased sum as will, after the deduction or withholding has been made, leave the Purchaser (or such other recipient) with the same amount as it would have been entitled to receive in the absence of such requirement to make a deduction or withholding; and

(b)	any sum paid or payable to the Purchaser (or at the direction of the Purchaser) under this Agreement (the “original sum”) is or will be chargeable to Tax, the Sellers or the Guarantor, as the case may be, shall be obliged to pay such sum as will ensure that, after payment of the Tax, there shall be left an amount equal to the original sum and for these purposes a sum shall be regarded as chargeable to Tax in circumstances where it would have been chargeable to Tax but for some relief available to the Purchaser (or such other recipient).
13.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts and each such counterpart shall constitute an original of this Agreement but all of which together constitute one and the same instrument. This Agreement shall not be effective until each party has executed at least one counterpart.

14.	FURTHER ASSURANCE

14.1	At or after Completion, each Seller shall at its own cost execute all such documents and do or cause to be done all such other things as the Purchaser may from time to time require in order to vest in the Purchaser legal title to and the full benefit of the Shares sold by that Seller under this Agreement.

14.2	Each of the parties agrees to use all reasonable endeavours to perform (or use all reasonable endeavours to procure the performance of) all further acts and things, and execute and deliver (or use all reasonable endeavours to procure the execution and delivery of) such further documents, as the other may reasonably require, whether on or after Completion, to implement and/or give effect to the Agreement and the transactions contemplated by this Agreement and to enable the Purchaser to carry on the Business (including without limitation the transfer of certain of the Company’s domain names to the Company).

15.	VARIATION, WAIVER AND CONSENT

15.1	No variation (or waiver of any provision or condition of this Agreement) shall be effective unless it is in writing and signed by or on behalf of each of the parties (or, in the case of a waiver, by or on behalf of the party waiving compliance).

15.2	Unless expressly agreed, no variation or waiver of any provision or condition of this Agreement shall constitute a general variation or waiver of any provision or condition of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

15.3	Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting party and then only in the instance and for the purpose for which it was given.

16.	ENTIRE AGREEMENT

The Transaction Documents, the Confidentiality Letter and the Disclosure Letter together represent the whole and only agreement between the parties in relation to the sale and purchase of the Shares and supersede any previous agreement (whether written or oral) between all or any of the parties in relation to the subject matter of any such document save that nothing in this Agreement shall exclude any liability for, or remedy in respect of, fraudulent misrepresentation.

17.	DEFAULT INTEREST

17.1	If any party which is required to pay any sum under this Agreement fails to pay any sum payable by it under this Agreement on the due date for payment (the “Defaulting Party”), it shall pay interest on such sum for the period from and including the due date up to the date of actual payment (after as well as before judgement) in accordance with this clause.

17.2	The Defaulting Party shall pay interest at the annual rate which is the aggregate of 2% per annum and the base rate from time to time of National Westminster Bank Plc.

17.3	Interest under this clause 17 shall accrue on the basis of the actual number of days elapsed and a 365-day year and shall be paid by the Defaulting Party on demand. Unpaid interest shall compound monthly.

18.	NOTICES

18.1	Save as otherwise provided in this Agreement, any notice, demand or other communication (“Notice”) to be given by any party under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. Any Notice shall be served by sending it by fax to the number set out in clause 15, or delivering it by hand to the address set out in clause 18.2 and in each case marked for the attention of the relevant party set out in clause 18.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 18). Any Notice so served by fax or hand shall be deemed to have been duly given or made as follows:
(a)	if sent by fax, at the time of transmission; or

(b)	in the case of delivery by hand, when delivered;
provided that in each case where delivery by fax or by hand occurs after 6pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9am on the next following Business Day.

References to time in this clause are to local time in the country of the addressee.
18.2	The addresses and fax numbers of the parties for the purpose of clause 18.1 are as follows:

(a)	Sellers
	Address:	100 Phoenix Drive
Ann Arbor MI 48108
USA

	Fax:	+1 734 477 1370

	For the attention of:	General Counsel

	With copies to:	Baker & McKenzie LLP
	Address:	100 New Bridge Street
London
EC4V 6JA

	Fax:	+44 207 9191999

	For the attention of:	Helen Bradley or Simon Cleobury

(b)	Purchaser
	Address:	Augustine House
Austin Friars
London EC2N 2HA

	Fax:	+44 207 920 4801

	For the attention of:	Neil Wallace or Graham Heddle

	With copies to:	Olswang LLP

Address:	90 High Holborn
London WC1V 6XX

Fax:	+44 207 067 3999

For the attention of:	Stephen Rosen
18.3	A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 18, provided that, such notice shall only be effective on:
(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.
18.4	In proving service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered to the address shown thereon or that the facsimile transmission was made and a facsimile confirmation report was received, as the case may be.

19.	COSTS

Each of the parties shall be responsible for its own legal, accountancy and other costs, charges and expenses incurred in connection with the negotiation, preparation and implementation of this Agreement and any other Agreement incidental to or referred to in this Agreement.

20.	THIRD PARTY RIGHTS

20.1	The Company may enforce the terms and accordingly have the benefit of the provisions of clause 6.4 which are stated to be for its benefit subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

20.2	Subject to the provisions of clause 20.1, the parties do not intend that any term of this Agreement shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Agreement.

20.3	The parties may by agreement amend or vary the terms of this Agreement at any time and in any way without the prior consent of or notice to the Company.

21.	TIME OF THE ESSENCE

Time shall be of the essence of this Agreement, both as regards times, dates and periods specified in the Agreement and as to any times, dates or periods that may by Agreement between the parties be substituted for any of them.

22.	CONTINUING EFFECT

Each provision of this Agreement shall continue in full force and effect after Completion, except to the extent that a provision has been fully performed on or before Completion.

23.	SEVERABILITY

If any provision of this agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this agreement but without invalidating any of the remaining provisions of this agreement. Any provision of this agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.
24.	LIABILITY AND RELEASE

24.1	Joint and several liability

The obligations of the Sellers under this agreement are joint and several.

24.2	Release of Sellers

Any liability of the Sellers to any person under this agreement may in whole or in part be released, compromised or compounded or time or indulgence given by that person in its absolute discretion as regards any of the Sellers in respect of such liability without in any way prejudicing or affecting that person’s rights against any other or others of the Sellers under the same or like liability, whether joint or several or otherwise, or any other person’s rights against any of them in any respect.

25.	ASSIGNMENT

Neither party may assign or transfer all or any of its rights or obligations under this Agreement or dispose of any right or interest in this Agreement without the prior written consent of the other party.

26.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

26.1	Governing law

The construction, validity and performance of this Agreement shall be governed by the laws of England and Wales.

26.2	Submission to jurisdiction

The parties to this Agreement irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction over any claim or matter arising under or in connection with this Agreement and that accordingly any proceedings in respect of any such claim or matter may be brought in such court.

Each Party irrevocably agrees that a judgement in any proceedings brought in the courts of England and Wales shall be conclusive and binding upon each party and may be enforced in the courts of any other jurisdiction.
The parties have shown their acceptance of the terms of this Agreement by executing it as a deed at the end of the schedules.

SCHEDULE 1
Part 1: Details of the Company

Name	:	Paperchase Products Limited

Date of Incorporation	:	15 April 1996

Place of Incorporation	:	England and Wales

Company number	:	03185938

Registered office	:	100 New Bridge Street, London WC1E 7EB

Directors	:	David Peter Bateman
6 Woodside Road, New Malden, Surrey,KT3
3AH, United Kingdom

Viscount Timothy Melgund
Upper Hill Farm, Thornhill Wootton Bassett,
Swindon, Wiltshire, SN4 7RZ, United
Kingdom

George Ralph Mrkonic
2558 Kent Ridge Court, Bloomfield Hills, Michigan 48301, USA

Robert James Warden
108 Gifford Street, London, N1 0DF, United
Kingdom

Secretary	:	David Peter Bateman
6 Woodside Road, New Malden, Surrey,KT3
3AH, United Kingdom

Issued share capital	:	£100,000.00 divided into 100,000 ‘BB’ ordinary shares of £1 each.

Mortgages and charges	:	Fixed and Floating Charge

The Governor and Company of the Bank of Scotland
16/09/2004 (created)
01/10/2004 (registered)

Fixed and floating charges over the undertaking and all property and assets present and future including goodwill book debts uncalled capital buildings fixtures fixed plant and machinery.

Stop Notice

Stop Notice in favour of GA Capital, LLC, who pursuant to the GA Capital Security is beneficially entitled to an interest in 14,724 BB ordinary shares of £1 each on the Company registered in the name of BGP (UK) Limited. The Stop Notice requires that the Company refrain from registering a transfer of the securities specified above without first giving 14 days’ notice in writing to GA Capital, LLC.

Registered shareholders	:	‘BB’ ordinary shares:

BGP (UK) Limited
100 New Bridge Street, London, EC4V 6JA,
United Kingdom

Borders Superstores (UK) Limited
100 New Bridge Street, London, EC4V 6JA,
United Kingdom

Accounting reference date	:	03/02

Auditors	:	Ernst & Young LLP

Tax residence	:	United Kingdom

VAT registration number	:	GB 726867884

Status	:	Active

Direct subsidiaries	:	Paperchase Limited
Paperchase Designs Limited
Paperchase Designs Ireland Limited

Part 2: Details of the Sellers

	(2)		(3)
(1)	No. and % of Shares		Amount of
The Sellers	No.	%	Consideration Payable
BGP (UK) Limited 100 New Bridge Street, London, EC4V 6JA, United Kingdom	14,724	14.724	£3,018,420

Borders Superstores (UK) Limited 100 New Bridge Street, London, EC4V 6JA, United Kingdom	85,276	85.276	£17,481,580

TOTAL	100,000	100	£20,500,000

SCHEDULE 2
Completion
Part 1: Sellers’ Delivery Obligations at Completion
At Completion, the Sellers shall deliver to the Purchaser:
1.	duly executed transfers of all of the Shares into the name of the Purchaser or its nominees together with the relevant share certificates (or indemnities in respect thereof in the agreed form);

2.	all the statutory and other books (duly written up to, but not including, Completion) of the Company and its certificate of incorporation and common seal in its possession;

3.	certified copies of any powers of attorney under which any of the documents referred to in this schedule is executed or evidence reasonably satisfactory to the Purchaser of the authority of any person signing on behalf of the Sellers of or any member of the Sellers’ Group;

4.	duly executed irrevocable power of attorney in the agreed form in respect of the Shares enabling the Purchaser (during the period prior to the registration of the transfer of the Shares) to exercise all voting and other rights attaching to the Shares;

5.	duly executed deeds of release of part, in the agreed form, releasing the 14,724 shares in the Company registered in the name of BGP (UK) Limited from the security created pursuant to the Security Agreements;

6.	a copy of a resolution of the board of directors of each of the Sellers (certified by a duly appointed officer as true and correct) authorising the execution of and the performance by each of the Sellers of their obligations under this Agreement and each of the other documents to be executed by the Sellers;

7.	a counterpart of the Services Agreement and the Disclosure Letter duly executed by the relevant members of the Sellers’ Group;

8.	unless otherwise dealt with in the Services Agreement, a duly executed deed of termination of the Trademark and Intangible Knowhow Licensing Agreement between the Company and Borders Inc; and

9.	a CD-Rom of the Data Room contents as listed in the index at Annexure 1 initialled by or on behalf of the Sellers.

Part 2: Sellers’ and/or Guarantor’s Other Obligations at Completion
At Completion, the Sellers and/or Guarantor (as appropriate) shall:
1.	cause the Directors to hold a meeting of the board of the Company at which the relevant Directors shall pass resolutions in the agreed form to:

1.1	approve the registration of the Purchaser or its nominees as members of the Company subject only to the production of duly stamped and completed transfers in respect of the Shares;

1.2	resign George Mrkonic Jr as a director of the Company;

1.3	amend all authorities to the bankers of the Company relating to bank accounts to give authority to David Bateman, Timothy Melgund, Robert Warden, Neil Wallace, Graham Heddle and Alistair Armstrong to operate the same and to require approval from Neil Wallace, Graham Heddle or Alistair Armstrong in relation to any expenditures in excess of £50,000;

1.4	do and perform any other business which may be necessary or desirable to give full and valid effect to the sale and purchase of the Shares;

and the Sellers shall furnish to the Purchaser on Completion duly signed minutes of the meetings.

Part 3: Purchaser’s Obligations at Completion
At Completion, the Purchaser shall:
1.	pay the to the Sellers the Consideration due in accordance with clause 3.1 by CHAPS to the account of the Sellers nominated in writing by the Sellers at Completion;

2.	deliver to the Sellers a counterpart of the Services Agreement and the Disclosure Letter duly executed by the Purchaser;

3.	deliver to the Sellers a copy of a resolution of the board of directors of the Purchaser (certified by a duly appointed officer as true and correct) authorising the execution of and the performance by the Purchaser of its obligations under this Agreement and each of the other documents to be executed by the Purchaser;

4.	deliver to the Sellers’ Solicitors certified copies of any powers of attorney under which any of the Transaction Documents are executed by the Purchaser or other evidence satisfactory to the Sellers of the authority of the person signing on the Purchaser’s behalf; and

5.	a CD-Rom of the Data Room contents as listed in the index at Annexure 1 initialled by or on behalf of the Purchaser.

SCHEDULE 3
Warranties
1.	THE SHARES

1.1	The Shares comprise the entire issued and allotted share capital of the Company and all of the Shares are fully paid or credited as fully paid.

1.2	The Sellers are the sole legal and beneficial owners of the Shares as set out against their name in Part 2 of Schedule 1.

2.	CAPACITY OF SELLER

2.1	The Sellers have obtained all corporate authorisations required to empower them to enter into this Agreement and to perform their obligations thereunder in accordance with their terms.

2.2	The relevant members of the Sellers’ Group have obtained all corporate authorisation required to empower them to enter into the Transaction Documents to which they are a party and to perform their respective obligations thereunder in accordance with their terms.

2.3	Neither the entry into the Transaction Documents nor the implementation of the transactions contemplated by the Transaction Documents by the relevant members of the Sellers’ Group will:
(a)	violate or conflict with the provisions of their constitutional documents;

(b)	to the knowledge of the Sellers, amount to a violation or breach of any applicable laws or regulations in any relevant jurisdiction;

(c)	to the knowledge of the Sellers, amount to a violation or default with respect to any relevant order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction to which the relevant member of the Sellers’ Group is a party or by which the relevant member of the Sellers’ Group is bound; or

(d)	to the knowledge of the Sellers, result in a breach of, or constitute a default under, any instrument to which the relevant member of the Sellers’ Group is a party or by which the relevant member of the Sellers’ Group is bound.
2.4	The Transaction Documents constitute (or will on execution constitute) valid and legally binding obligations of the relevant members of the Sellers’ Group.

2.5	No Seller is engaged in any material litigation or arbitration or similar proceedings related to the transactions contemplated by the Transaction Documents and to the knowledge of each Seller, no such litigation, arbitration or proceeding is threatened against any Seller or any member of the Sellers’ Group.

3.	THE COMPANY

3.1	The Company is duly incorporated and validly existing under the laws of England and Wales and has full corporate power and authority to carry on its business as it is now being conducted and to own the assets it now owns.

3.2	Except as required by this Agreement, there are no agreements or arrangements in force which provide for the present or future allotment, issue, transfer, redemption or repayment of, or grant to any person of the right (whether conditional or otherwise) to require the allotment, issue, transfer, redemption or repayment of, any shares in the Company (including any option or right of pre-emption or conversion).
4.	THE ACCOUNTS

4.1	General
(a)	The Accounts relating to the Company have been prepared in accordance with the Companies Act 2006 at the time they were audited.

(b)	The Accounts give a true and fair view of the state of affairs of the Company at the Accounting Date, and of the results of the relevant member of the Group for the Financial Year ended on the Accounting Date.
4.2	Management Accounts

The Management Accounts have been prepared by the Company from the Company’s accounting records with due care and attention using the same accounting policies as were adopted for the management accounts for the Financial Year ended on 31 January 2010.

5.	BUSINESS SINCE THE ACCOUNTING DATE

5.1	Since the Accounting Date:
(a)	the businesses of the Company has been carried on in the ordinary and usual course;

(b)	no material adverse change in the financial position of the Company has occurred other than any such material adverse change arising from changes in the economy generally or in the industry in which the Company operates;

(c)	the Company has not declared, paid or made for the Financial Year ended on the Accounting Date, a cash dividend or other cash distribution except to the extent provided in the relevant Accounts; and

(d)	the Company has not undergone any capital reorganisation or change in its capital structures and the Company has not repaid or redeemed share or loan capital, or made (whether or not subject to conditions) an agreement or arrangement or undertaken an obligation to do any of those things.
5.2	The Company has not disposed of fixed assets (other than disposals in the ordinary course of business) having in aggregate a value exceeding £1,000,000 since the Accounting Date.

6.	CONTRACTUAL MATTERS

6.1	The Company is not a party to any guarantee or agreement for indemnity or for suretyship in respect of any Indebtedness, liability or obligation of any third party otherwise than in the ordinary course of business.

6.2	The Company is not a party to:
(a)	any contract (other than contracts relating to the purchase of products and services in the ordinary course of business) representing annual income or expenditure in excess of £1,000,000 which cannot be terminated without penalty or other compensation on less than three months notice;

(b)	any agency, distribution, franchising or licensing agreement representing annual income or expenditure in excess of £1,000,000 other than such agreements entered into in the ordinary course of business, consistent with past practice;

(c)	any joint venture, agency, shareholders’ or partnership arrangement or agreement.
6.3	Schedule 5 contains a list of all concession agreements and leases with a change of control provision or right to terminate upon a change of control.

6.4	To the knowledge of the Sellers, each of the material contracts to which the Company is party is in full force and effect and constitutes a legal, valid and binding obligation of the Company.

6.5	To the knowledge of the Sellers, no act or transaction has been effected by the Company (including the sale of the Shares) in consequence of which the Company is liable to refund the whole or part of any investment grant from any government or quasi-governmental body or other grant received by virtue of any law.

6.6	The Company does not carry on business under any name other than its own and “Paperchase”.

6.7	Details of the Indebtedness of the Company in excess of £1,000,000 and any mortgage or charge relating thereto are contained in the Disclosure Letter.

7.	INDEBTEDNESS

7.1	The Company has not received any written notice to repay any Indebtedness which is repayable on demand; and, to the knowledge of the Sellers, no event of default has occurred and is outstanding under any agreement relating to any other Indebtedness or other credit facility of the Company.

7.2	The Company has no outstanding loan capital or any money borrowed or raised (other than under its bank facilities or normal trade credits).

7.3	The Company has not lent any money which is due to be repaid and, as at the date of this Agreement, has not been repaid or owns the benefit of any debt other than debts accrued in the ordinary course of its business.

8.	ASSETS

The Company owns or is entitled to use and enjoy all material rights and assets used in its business as substantially carried on in the Financial Year ended on the Accounting Date, except for any assets disposed of in the ordinary course of business since that date.

9.	INSOLVENCY, ETC.

9.1	To the knowledge of the Sellers, no order has been made, petition presented or meeting convened for the winding up of the Company or for the appointment of any provisional liquidator.

9.2	To the knowledge of the Sellers, no petition has been presented for an administration order to be made in relation to the Company and no administrator, examiner or receiver (including, without limitation, any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets and/or undertaking of the Company nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the Company are managed by a person appointed for the purpose by a court, governmental agency or similar body).

10.	LITIGATION AND REGULATORY MATTERS

10.1	The Company is not engaged in any litigation or arbitration or similar proceedings including, for the avoidance of doubt, any industrial or trade dispute which individually or collectively are regarded or ought reasonably to be regarded by the Sellers as likely to have a material adverse effect on the financial position of the Company. To the knowledge of the Sellers, no such proceedings have been threatened in writing against the Company.

10.2	To the knowledge of the Sellers, there are no unfulfilled or unsatisfied judgments against the Company.

10.3	To the knowledge of the Sellers, the Company has not received any written notice that it is the subject of any ongoing official investigation or inquiry or proceedings brought by any governmental or other administrative authority.

10.4	The Company has obtained all material licences, permissions, authorisations and consents required for the carrying on of its business in the places and in the manner in which such business is now carried on and, to the knowledge of the Sellers, such licences, permissions, authorisations and consents are in full force and effect.

10.5	To the knowledge of the Sellers, the Company has not received written notice that it is in default under any material licence, permission, authorisation or consent.

10.6	To the knowledge of the Sellers, the Company has not received written notice that it is in violation of, or in default with respect to, any statute, regulation, order, decree or judgment of any court or any governmental agency of the United Kingdom which could have a material and adverse effect upon its assets or business.

11.	EMPLOYEES

11.1	There has been made available to the Purchaser copies of all applicable collective bargaining agreements and where available a copy of the standard terms and conditions of employment of the Company.

11.2	Since the Accounting Date, no Senior Executive of the Company has been given or received formal written notice terminating his contract of employment.

12.	INTELLECTUAL PROPERTY

12.1	The Data Room contains details of all Intellectual Property which is registered in or applied for in the name of the Company and which is material to its business.

12.2	The Data Room contains details of all written licences which have been granted by the Company to third parties relating to the Intellectual Property owned by the Company and which is material to its business. To the knowledge of the Sellers, the Company has not received written notification of any material breach of such licences.

12.3	The Data Room contains details of all written licences granted by third parties to the Company relating to the Intellectual Property used in the business of the Company and which is material to the business. To the knowledge of the Sellers, the Company has not received written notification of any material breach of such licences.

12.4	To the knowledge of the Sellers, the Company has not received written notification that any Intellectual Property used by the Company which is material to its business infringes the Intellectual Property of any third party.

12.5	To the knowledge of the Sellers, the Company has not disclosed to any person any material part of its Confidential Information except where such disclosure was properly made in the normal course of its business or was made subject to an agreement under which the recipient is obliged to maintain its confidentiality or restricted from using it other than for the purposes for which it was disclosed by the Company.

13.	DATA AND RECORDS

13.1	For the purposes of this paragraph, “Data Protection Legislation” means, in relation to the Company, all applicable UK statutes and enacting instruments concerning the protection and/or processing of personal data.

13.2	To the knowledge of the Sellers, the Company has complied in all material respects with all applicable Data Protection Legislation.

13.3	To the knowledge of the Sellers, the Company has not received any notice from the UK Information Commissioner alleging non-compliance with any applicable Data Protection Legislation, requiring the Company to change or delete any data or prohibiting any transfer of data to a place outside the UK.

13.4	To the knowledge of the Sellers, no individual has claimed compensation from the Company under any applicable Data Protection Legislation, including for unauthorised or erroneous processing or loss or unauthorised disclosure of data.

14.	PENSIONS

14.1	Other than the “Scheme” and any mandatory, government or social security pension arrangements, there are no legally enforceable arrangements in existence at the date of this Agreement to which the Company is legally obliged to contribute for the provision of any pension, lump sum or other like benefit on retirement or death or termination of employment which are for the benefit of any employee of the Company (or the benefit of persons dependent on any such employee).

14.2	The Data Room contains information relating to the Scheme which provides material details of the benefits payable under the Scheme.

14.3	The Scheme currently complies in all material respects with its terms and applicable local laws, regulations and other relevant requirements of the appropriate government bodies or regulatory authorities.

14.4	To the extent that any contributions are required to be paid by the Company under the Scheme at the date of this Agreement, they have been paid.

15.	PROPERTIES

15.1	The Properties comprise all the land and buildings in which the Company has an interest.

15.2	The Company has good leasehold title to the Properties.

15.3	The Company has not received written notice relating to any subsisting material and adverse breaches of any applicable law relating to town and country planning and applicable building regulations and by laws affecting the same, nor any such notices relating to non compliance with covenants (other than covenants for repair) restrictions and conditions affecting the Properties and, so far as the Sellers are aware, there are no circumstances likely to give rise to any such notice or breach.

15.4	The Company has not received written notice relating to any subsisting material and adverse breaches of any statutory, municipal or other requirements (including planning consents) involved in the use of the Properties and the conduct of the business of the Company and the Sellers are not aware of any intended or contemplated revocation or refusal of any such licence or consent.

15.5	The Properties are served by all necessary drainage, water, electricity and/or gas services, all of which are connected to the mains sufficient for their existing uses.

15.6	To the knowledge of the Sellers there are no material and adverse disputes affecting the Properties.

15.7	The means of access to the Properties are over either roads which have been adopted and maintained by the local authority or under legal easements sufficient for their existing uses.

16.	TAX

16.1	The Company has, in relation to periods commencing on or after 13 July 2004 of the Company (the “Relevant Date”), made all returns (and supplied all information and given all notices to the relevant Taxation Authority as required by law within any requisite period and all such returns, information and notices were, when given or filed, correct and accurate in all material respects and are not the subject of any material dispute with any Taxation Authority.)

16.2	The Company has paid all Tax for which it is liable and which has fallen due for payment and the Company has not, in the past three years, been liable to any material penalty or interest in respect of any such Tax.

16.3	The Company has not within the past twelve months been subject to, and so far as the Sellers are aware it is not currently subject to any investigation or audit by any Taxation Authority.

16.4	No transaction or event has occurred in consequence of which the Company is or may be held liable for any Tax where some other company is or may become primarily liable for the Tax in question by reason of any such company being or having been a member of the same group of companies.

16.5	The Company has not disposed of or acquired any asset since the Accounting Date in circumstances such that the disposal price or acquisition cost of the asset would be treated for Taxation purposes as being different from the consideration given or received.

16.6	The Company has in all material respects properly operated the relevant system for the deduction of payroll Taxes as required by law.

16.7	The Company is not treated for any Tax purpose as resident in a country other than the country of its incorporation.

16.8	The Company has made all deductions and withholdings in respect of or on account of any Tax from all material payments made by it which it is obliged to make and has accounted to the relevant Taxation Authority for all amounts so deducted or withheld.

16.9	The Company has duly registered for the purposes of value added tax in the United Kingdom and has complied with all statutory provisions, rules, regulations, orders and directions concerning value added tax.

SCHEDULE 4
Limitations on Liability
1.	SCOPE

Save as otherwise expressly provided in this schedule, the provisions of this schedule shall operate to limit the liability of the Sellers in respect of any claim under or in connection with this Agreement.

2.	PURCHASER’S KNOWLEDGE

The Sellers shall have no liability in respect of the Warranties to the extent that the facts and circumstances giving rise to the claim have been Disclosed or are otherwise known to any member of the Purchaser’s Group or its advisers at the date hereof.

3.	LIMITATIONS ON QUANTUM

3.1	The maximum aggregate liability of the Sellers in respect of all claims under the Warranties shall not exceed the amount of £3,075,000.

3.2	No liability shall attach to any of the Sellers in respect of any claim under the Warranties unless the liability of the Sellers in respect of such claim exceeds £100,000 in which case the Sellers shall (subject to paragraph 3.3) be liable for the excess only.

3.3	No liability shall attach to any of the Sellers unless the aggregate amount of all claims under the Warranties for which they would, in the absence of this provision, be liable shall exceed £1,000,000 and in such event the Sellers shall be liable for the excess only.

3.4	The maximum aggregate liability of the Sellers under this Agreement in respect of any Claims (including for the avoidance of doubt, any liability for breach of the Warranties) shall not exceed the Consideration.

3.5	Paragraphs 3.1 to 3.4 shall not apply to any Claim against the Sellers to the extent that it is established that the liability of the Sellers in respect of that Claim arises from fraud on the part of the Sellers.

4.	TIME LIMITS

4.1	The Sellers shall be under no liability in respect of any Claim and any such Claim shall be wholly barred and unenforceable unless notice of such Claim (stating in reasonable detail the specific matters in respect of which the Claim is made and including so far as reasonably practicable an estimate of the maximum amount of the Claim) shall have been served upon the Sellers by the Purchaser:
(a)	in the case of a claim under the Warranties (other than the Warranties relating to Tax) no later than 12 months after the date of Completion;

(b)	in the case of a claim under the Warranties relating to Tax no later than 36 months after the date of Completion; or

(c)	in the case of a claim under clauses 2 and 11 on or after the date which falls 6 years following the Completion Date,
PROVIDED THAT the liability of the Sellers against which any claim under the Warranties specified in such notice shall have been made shall absolutely determine and cease (if such claim has not been previously satisfied, settled or withdrawn) if legal proceedings in respect of such claim shall not have been commenced against the Sellers by being both properly issued and validly served on the Sellers within three months of the giving of such notice.

4.2	No liability shall attach to the Sellers to the extent that a claim under the Warranties has arisen or the amount of the Claim has been increased because notice was not given to the Sellers of the relevant facts of that Claim as soon as reasonably practicable and in any event no later than 30 days after any member of the Purchaser’s Group became aware thereof.

4.3	Paragraphs 4.1 and 4.2 shall not apply to any Claim against the Sellers to the extent that it is established that the liability of the Sellers in respect of that Claim arises from fraud on the part of the Sellers.

5.	RECOVERY FROM THIRD PARTIES AND CONDUCT OF CLAIMS

5.1	Paragraph 5.2 shall apply in circumstances where:
(a)	any Claim is made against any member of the Purchaser’s Group which may give rise to a Claim by the Purchaser against the Sellers; or

(b)	any member of the Purchaser’s Group is or may be entitled to make recovery from some other person of any sum in respect of any facts or circumstances by reference to which the Purchaser has or may have a Claim against the Sellers; or

(c)	the Sellers shall have paid to the Purchaser an amount in respect of a Claim and subsequent to the making of such payment any member of the Purchaser’s Group becomes or shall become entitled to recover from some other person a sum which is referable to that payment.
5.2	The Purchaser shall and shall procure that each other member of the Purchaser’s Group shall:
(a)	prior to taking any action against the Sellers in respect of any Claim in the case of paragraphs 5.1(a) and 5.1(b) (subject to the Purchaser being indemnified to its reasonable satisfaction by the Sellers against all reasonable costs and expenses which may properly be incurred by reason of such action) promptly and diligently take all such action as the Sellers may request, including the institution of proceedings and the instruction of professional advisers approved by the Sellers to act on behalf of the relevant member of the Purchaser’s Group, to avoid, dispute, resist, compromise, defend or appeal against any such Claim against the relevant member of the Purchaser’s Group as is referred to in paragraph 5.1(a) or to make such recovery as is referred to in paragraphs 5.1(b) or 5.1(c), as the case may be, in accordance with the instructions of the Sellers, to the intent that such action shall be delegated entirely to the Sellers (which shall include, if the Sellers so require, assigning to the Sellers (or as the Sellers may direct) any rights of action which any member of the Purchaser’s Group may have against the third party in respect of the Claim); and

(b)	not make any admission of liability or settle or compromise any liability or Claim which has given or may give rise to a Claim against the Sellers without the prior written consent of the Sellers which consent shall not be unreasonably withheld or delayed provided that in the case of any claim pursuant to clause 11 only, it shall be deemed unreasonable for the Sellers to withhold their consent where the Company, acting reasonably and after having taken legal advice (the contents of which is to be made known to the Sellers on request), notifies the Sellers in writing that it considers that the failure to make an admission of liability or to settle or compromise the particular liability in question will have a materially prejudicial effect on the Company’s relationship with HMRC and/or any other Tax Authority; and

(c)	in the case of paragraph 5.1(c) only, promptly repay to the Sellers an amount equal to the amount so recovered less any Tax payable thereon or, if lower, the amount paid by the Sellers to the Purchaser.
5.3	The Purchaser shall promptly:
(a)	notify the Sellers of any Claim made against a member of the Purchaser’s Group as referred to in paragraph 5.1(a), or any right of recovery which is or might be available, as referred to in paragraphs 5.1(b) and 5.1(c), after any member of the Purchaser’s Group becomes aware of the same; and

(b)	keep the Sellers fully informed of all material developments in relation to any Claim, or right of recovery, as referred to in paragraph 5.3(a); and

(c)	provide all such information and documentation (no matter how it is recorded or stored) as the Sellers shall reasonably request in connection with any Claim, or right of recovery, as referred to in paragraph 5.3(a).
5.4	No liability shall attach to the Sellers to the extent that a Claim has arisen or the amount of the Claim has been increased, or a sum which would otherwise have been recoverable as referred to in paragraph 5.1(c) has not been recovered, because the Purchaser failed to comply with paragraphs 5.2(a), 5.2(b) or 5.3 in relation to such Claim or, as the case may be, such amount recoverable.

6.	NO LIABILITY IF LOSS IS OTHERWISE COMPENSATED

6.1	Provision or reserve in the Accounts or the Management Accounts

No liability shall attach to the Sellers in respect of any Claim to the extent that allowance, provision or reserve in respect of the matter or thing giving rise to such Claim has been made in the Accounts or the Management Accounts or that such matter or thing has been taken into account therein.

6.2	Insurance

No liability shall attach to the Sellers in respect of any Claim if and to the extent that such Claim relates to any loss or damage recoverable by any member of the Purchaser’s Group under any policy of insurance or which would have been so recoverable but for any change in insurance coverage since the date of Completion.

7.	FUTURE ACTS

7.1	Change in Legislation

No liability shall attach to the Sellers in respect of any Claim to the extent that such Claim would not have arisen (or the amount of the Claim would not have been increased) but for a change in legislation made after the date hereof or a change in the interpretation of the law after the date hereof (whether or not such change purports to be effective retrospectively in whole or in part) or if such Claim would not have arisen (or the amount of the Claim would not have been increased) but for any judgement delivered after the date hereof.

7.2	Voluntary Acts and Omissions

No liability shall attach to the Sellers in respect of any Claim to the extent that such Claim would not have arisen but for an omission or a voluntary act (other than an omission or act carried out pursuant to a legally binding obligation created on or before Completion or as a consequence of entering into this Agreement) of any member of the Purchaser’s Group occurring after Completion.
8.	ACTS APPROVED BY PURCHASER

The Purchaser shall not be entitled to bring any Claim in respect of any act or omission whatsoever carried out at the written request or with the written approval of the Purchaser or its authorised agent or representative prior to Completion or which is expressly authorised by this Agreement but for the avoidance of doubt excluding the consequences of entering into this Agreement.

9.	CONTINGENT AND UNQUANTIFIABLE LIABILITIES

No liability shall attach to the Sellers in respect of any Claim to the extent that the Claim is based upon a liability which is contingent only or is otherwise not capable of being quantified unless and until such liability ceases to be contingent and becomes an actual liability or becomes capable of being quantified, as the case may be.

10.	NO DOUBLE RECOVERY

The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once for the same loss, damage, deficiency or breach.

11.	OPPORTUNITY TO REMEDY

No liability shall attach to the Sellers in respect of any claim unde the Warranties if and to the extent that the breach giving rise to such claim is capable of remedy (without cost or loss to any member of the Purchaser’s Group) except to the extent that the relevant breach remains unheeded (without such cost) after the expiry of 30 days following receipt by the Sellers of notice from the Purchaser giving full particulars of the relevant breach and requiring it to be so remedied.

12.	EVENTS PRIOR TO SELLERS’ OWNERSHIP

No liability shall attach to the Sellers in respect of any Claim relating to the Company if and to the extent that the liability or other matter giving rise to such Claim is primarily attributable to any act, event, omission or default which occurred prior to 13 July 2004 unless such act, event, omission or default was known to the Sellers at the date hereof.

13.	TERMINATION OF CLAIMS

The liability of the Sellers shall cease and any subsisting Claim shall be withdrawn upon the Company ceasing for any reason to be a member of the Purchaser’s Group.

14.	NO LIABILITY FOR CLAIMS UNLESS BROUGHT UNDER RELEVANT WARRANTIES

No liability shall attach to the Sellers in respect of any claim under the Warranties:

14.1	to the extent that it relates to employees of the Company, unless it is brought under paragraph 11 of schedule 3;

14.2	to the extent that it relates to Intellectual Property, unless it is brought under paragraph 12 of schedule 3;

14.3	to the extent that it relates to Data Protection Legislation, unless it is brought under paragraph 13 of schedule 3;

14.4	to the extent that it relates to the Scheme, unless it is brought under paragraph 14 of schedule 3;

14.5	to the extent that it relates to the Properties, unless it is brought under paragraph 15 of schedule 3; and

14.6	to the extent that it relates to Tax, unless it is brought under paragraph 16 of schedule 3.

15.	PURCHASER TO PROVIDE INFORMATION TO SELLER

Upon any Claim being made against the Sellers the Purchaser shall and shall procure that each other member of the Purchaser’s Group shall make available to accountants and other professional advisers appointed by the Sellers such access to its personnel and to any relevant records and information as the Sellers may reasonably request in connection with such Claim.

16.	RELIANCE AND REMEDIES

16.1	The Purchaser acknowledges and agrees that, save for the Warranties, it has not relied in relation to the purchase of the Shares on, or been induced to enter into this Agreement by, any information (written or oral), statements or warranties or representations of any description made, supplied or given by or on behalf of the Sellers, the Sellers’ Group, the Company or the officers, agents, employees or advisers of any of them in relation to the assets and liabilities of the Company, their value or amount, or the businesses or affairs of the Company or otherwise.

16.2	Without prejudice to the provisions of paragraph 16.1, the Purchaser irrevocably and unconditionally waives any right it might have to Claim damages for breach of any warranty not contained in this Agreement or in respect of any representation not contained in this Agreement.

16.3	The Purchaser further acknowledges and agrees that the only remedy available to it in respect of a breach of any provision of the Warranties shall be for damages for breach of contract and that the Purchaser shall have no claim in tort in respect of such breach. The Purchaser shall have no right to rescind this Agreement.

16.4	Nothing in this paragraph 16 shall operate to limit or exclude any liability of the Sellers for, or remedy against the Sellers in respect of, any fraudulent misrepresentation on the part of the Sellers.

17.	AWARENESS OF SELLERS

Any reference in the Warranties to knowledge or awareness of the Sellers shall be deemed to mean the actual knowledge of the Sellers having made enquiry of Tom Carney, Mark Bierley, David Bateman, Timothy Melgund and Robert Warden.

18.	PAYMENT OF CLAIM TO BE IN REDUCTION OF CONSIDERATION

If the Sellers pay any sum to the Purchaser pursuant to a claim under this Agreement, the Consideration shall be deemed to be reduced by the amount of such payment.

19.	SURVIVAL OF THESE PROVISIONS

The provisions of this schedule 4 apply notwithstanding any other provision of this Agreement and will not be discharged or cease to have effect in consequence of any rescission or termination of any other provisions of this Agreement.

20.	MITIGATION NOT AFFECTED

Nothing in this Agreement shall affect the application of the common law rules on mitigation in respect of any claim or any other matter giving rise to a claim.

21.	PURCHASER WAIVES RIGHT OF SET-OFF

The Purchaser hereby waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any claim or out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Sellers or to any member of the Sellers’ Group pursuant to the Transaction Documents or otherwise.

SCHEDULE 5
Change of Control Provisions

No.	Description
1.	Agreement between Harrods Limited and Paperchase Products Limited [undated].

2.	Concession Agreement between House of Fraser and Paperchase Products Limited dated 23 October 2001.	*

3.	Concession Agreement between Selfridges Retail Limited and Paperchase Products Limited dated 28 July 2003.	*

4.	Agreement for Concession Agreement between Waterstones Booksellers Limited and Paperchase Products Limited dated 30 April 2010.	*

5.	Concession Agreement (Manchester Exchange Square) between Selfridges Retail Limited and Paperchase Products Limited dated 20 January 2010.	*

6.	Unit 30, Victoria Station, London	*

7.	Unit 17, Euston Station, London.	*

8.	Unit 17, Liverpool Street Station, London.	*

9.	Unit 38, Waterloo Station.	*

10.	Unit R25, The Lawn, Paddington Station in the City of Westminster.	*

11.	Unit 9 Leeds City Station, Leeds, North Yorkshire.	*

12.	Concession Agreement (Manchester Trafford) between Selfridges Retail Limited and Paperchase Products Limited dated 19 May 2006

ANNEXURE 1
Data Room Index

ANNEXURE 2
Services Agreement

SIGNED as a deed by Mark Russell Bierley	)
duly authorised for and on behalf	)
of BGP (UK) LIMITED in the presence of	)

/s/ MARK R. BIERLEY

Print name of witness: Kay Kohler

Address: 100 Phoenix Drive, Ann Arbor, MI 48108

SIGNED as a deed by Mark Russell Bierley	)
duly authorised for and on behalf	)
of BORDERS SUPERSTORES (UK) LIMITED	)
in the presence of	)

/s/ MARK R. BIERLEY

Print name of witness: Kay Kohler

Address: 100 Phoenix Drive, Ann Arbor, MI 48108

SIGNED as a deed by Mark Russell Bierley	)
duly authorised for and on behalf	)
of BORDERS GROUP INC	)
in the presence of	)

/s/ MARK R. BIERLEY

Print name of witness: Kay Kohler

Address: 100 Phoenix Drive, Ann Arbor, MI 48108

SIGNED as a deed by Timothy Melgund	) /s/ TIMOTHY MELGUND
duly authorised for and on behalf	)
of NEWINCCO 1015 LIMITED	)
in the presence of	)

/s/ KATHRYN NOBLE

Print name of witness: Kathryn Noble

Address: Olswang LLP 90 High Holborn London WCIV 6XX